Exhibit 99.1

LUDA TECHNOLOGY GROUP LIMITED

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2025 (UNAUDITED) AND DECEMBER 31, 2024

(in U.S. dollar, except share data)

	June 30, 2025	December 31, 2024
ASSETS	Unaudited
Current assets
Cash and cash equivalents	$6,164,195	$8,132,655
Restricted cash	187,039	200,517
Accounts receivable, net	16,237,596	13,165,058
Notes receivable, net	761,908	381,878
Prepayments and other current assets, net	501,750	479,613
Advance to suppliers	144,844	33,043
Inventories, net	3,950,757	4,868,035
Inventories to be returned	497,956	939,404
Deferred costs	-	671,321
Contract assets, current, net	614,528	1,591,188
Investment in equity securities	10,841,901	1,390,475
Total Current Assets	$39,902,474	$31,853,187

Non-current assets
Property, plant and equipment, net	$5,119,205	$5,124,432
Intangible assets, net	704,333	701,154
Deferred tax assets	631,503	552,966
Contract assets, non-current, net	441,299	667,456
Other long-term assets	275,398	406,630
Total non-current assets	$7,171,738	$7,452,638
TOTAL ASSETS	$47,074,212	$39,305,825

LIABILITIES
Current Liabilities
Short-term bank loans	$12,246,465	$11,675,074
Amounts due to related parties	1,538	-
Accounts payable	10,072,597	8,673,801
Contract liabilities	199,128	221,770
Other payables and accruals	2,332,108	3,975,334
Income taxes payable	1,652	1,652
Refundable liabilities	634,202	1,303,748
Total current liabilities	$25,487,690	$25,851,379

Non-current liabilities
Long-term bank loans	$573,934	$614,476
Deferred tax liabilities	179,335	176,430
Total non-current liabilities	$753,269	$790,906
TOTAL LIABILITIES	$26,240,959	$26,642,285

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.03 (Equivalent to HK$0.25) par value, 4,000,000,000 shares authorized, 22,690,000 shares and 20,000,000 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	$727,244	$641,026
Additional paid-in capital	8,295,213	-
Statutory reserve	2,253,177	2,253,177
Retained earnings	10,951,308	11,372,477
Accumulated other comprehensive loss	(1,393,689)	(1,603,140)
TOTAL EQUITY	$20,833,253	$12,663,540
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$47,074,212	$39,305,825

LUDA TECHNOLOGY GROUP LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE (LOSS) INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(in U.S. dollar, except share data)

	For the six months ended June 30,
	2025	2024
SALES	$17,127,913	$24,921,364
COST OF SALES	(15,685,040)	(17,900,119)
GROSS PROFIT	$1,442,873	$7,021,245

OPERATING EXPENSES
Selling expenses	$(869,839)	$(3,691,182)
General and administrative expenses	(1,046,452)	(1,451,205)
Research and development expenses	(461,613)	(781,171)
Total operating expenses	$(2,377,904)	$(5,923,558)
(Loss) income from operations	$(935,031)	$1,097,687

OTHER INCOME
Interest expenses	$(260,379)	$(266,816)
Other income, net	862,098	298,494
Total other income, net	$601,719	$31,678

(LOSS) INCOME BEFORE INCOME TAX	$(333,312)	$1,129,365
INCOME TAX PROVISION	(87,856)	(176,496)
NET (LOSS) INCOME	$(421,168)	$952,869
OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	$209,451	$(457,579)
Comprehensive (loss) income	$(211,717)	$495,290

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING*:
Basic and diluted	22,690,000	20,000,000
(Loss) earnings per share:
Basic and diluted	$(0.02)	$0.05

LUDA TECHNOLOGY GROUP LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024
(in U.S. dollar, except share data)

	Number of Shares	Ordinary Share	Additional paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Statutory Reserve	Retained Earnings	Total Equity
Balance at December 31, 2023	20,000,000	$641,026	$-	$(1,258,261)	$2,120,769	$15,243,465	$16,746,999
Net Income	-	-	-	-	-	952,869	952,869
Transfer to statutory reserve	-	-	-	-	132,055	(132,055)	-
Foreign currency translation adjustment	-	-	-	(457,579)	-	-	(457,579)
Dividends distribution	-	-	-	-	-	(2,108,333)	(2,108,333)
Balance at June 30, 2024 (Unaudited)	22,000,000	$641,026	$-	$(1,715,840)	$2,252,824	$13,955,946	$15,133,956

	Number of Shares	Ordinary Share	Additional paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Statutory Reserve	Retained Earnings	Total Equity
Balance at December 31, 2024	20,000,000	$641,026	$-	$(1,603,140)	$2,253,177	$11,372,477	$12,663,540
Net Loss	-	-	-	-	-	(421,168)	(421,168)
Shares issued in initial public offering	2,690,000	86,218	8,295,213	-	-	-	8,381,431
Transfer to statutory reserve	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	209,451	-	-	209,451
Dividends distribution	-	-	-	-	-	-	-
Balance at June 30, 2025 (Unaudited)	22,690,000	$727,244	$8,295,213	$(1,393,689)	$2,253,177	$10,951,309	$20,833,254

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